UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 1)
COREL CORPORATION
(Name of Subject Company)

COREL HOLDINGS, L.P. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
_____________________

21869X103
(Cusip Number of Class of Securities)

Corel Holdings, L.P.
Vector Capital Partners II International, Ltd.
Alexander R. Slusky
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor,
San Francisco, CA  94105
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000	Craig Wright Emmanuel Z. Pressman Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada MX5 1B8 Telephone: (416) 362-2111

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$29,862,238.98	$1,666.31

*           Estimated for purposes of calculating the filing fee only.  Calculated by adding (i) the product of (A) 8,222,724, which is the difference between 25,905,422, the number of common shares, no par value (“Shares”), of Corel Corporation outstanding as of September 22, 2009, and 17,682,698, the number of Shares beneficially owned by Corel Holdings, L.P. and (B) $3.50, which is the per Share tender offer price, (ii) the product of (A) 447,767, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of September 30, 2009 with an exercise price less than $3.50 (“in-the-money” options), and (B) $2.33, which is the difference between the $3.50 per Share tender offer price and $1.17, the weighted average exercise price of such options, and (iii) the product of (A) 10,688, which is the number of restricted stock units (“RSUs”) that are vested and exercisable as of September 30, 2009, and (B) $3.50, which is the per Share tender offer price. The number of outstanding Shares is contained in Corel Corporation’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009.  The number of Shares issuable upon the exercise of “in-the-money” options, the weighted average exercise price for such options and the number of RSUs that are vested before September 30, 2009 are provided by Corel Corporation.

**    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,666.31	Filing Party:	Corel Holdings, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) on October 28, 2009 by Corel Holdings, L.P., a Cayman Islands limited partnership (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common shares, no par value (the “Shares”) of Corel Corporation, a Canadian corporation (the “Company”), not owned by the Purchaser and its affiliates at $3.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The purposes of this Amendment No. 1 are (i) to correct an error that appeared on the cover page of the Schedule TO with respect to the Cusip number of the shares and (ii) to amend Item 12 to add the Investor Presentation as Exhibit (a)(5)(ii).

The Cusip number of securities on the cover page of the Schedule TO is hereby amended and restated by replacing “21868Q109” with “21869X103”.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit No.	Description
(a)(5)(ii)	Investor Presentation.

Information Required by Schedule 13D

This Schedule TO also constitutes Amendment No. 3 to Statement on Schedule 13D of Corel Holdings, L.P., Vector Capital Partners II International, Ltd. and Alexander R. Slusky filed with the Securities and Exchange Commission on April 1, 2008, as amended (the “Schedule 13D”).

The Cusip number on each of the cover pages of the Schedule 13D is hereby amended and restated by replacing “21868Q109” with “21869X103”.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 2, 2009

Corel Holdings, L.P.
By Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Its General Partner	Alexander R. Slusky
Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Alexander R. Slusky
Director

Alexander R. Slusky	/s/ Alexander R. Slusky

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 28, 2009.*
(a) (1)(ii)	Letter of Transmittal.*
(a) (1)(iii)	Notice of Guaranteed Delivery.*
(a) (1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)(i)	Press Release issued by Corel Holdings, L.P., dated October 28, 2009.*
(a)(5)(ii)	Investor Presentation.
(f)
Reference is made to Section “Special Factors—Section 4—Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to this Schedule TO.

(g)	Not applicable.
(h)	Not applicable.
____________

     *   Previously filed